

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 30, 2017

Kevin D. Mowbray
President and Chief Executive Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, IA 52801

> **Re:** **Lee Enterprises, Incorporated**
> **Registration Statement on Form S-3**
> **Filed January 23, 2017**
> **File No. 333-215651**

Dear Mr. Mowbray:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact John Stickel at 202-551-3324 or me at 202-551-3369 with any questions.

     Sincerely,

     /s/ Justin Dobbie

     Justin Dobbie
     Legal Branch Chief
     Office of Transportation and Leisure